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SEC FILE NUMBER
000-23100

CUSIP NUMBER
42223C 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
HealthSport, Inc.

Full Name of Registrant

Former Name if Applicable

1620 Beacon Place

Address of Principal Executive Office (Street and Number)
Oxnard, California 93033

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The report could not be filed within the prescribed time period because the registrant has limited resources with which to prepare and file the report. The registrant’s management is negotiating amendments and extensions to its financing transaction and merger agreement that the registrant entered into with Supplemental Manufacturing & Ingredients, LLC. As a result, the registrant’s management has been unable to devote sufficient time to complete the registrant’s report on Form 10-Q by the prescribed due date. The registrant is currently preparing the report and expects to file it no later than the fifth calendar day following the prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas A. Beckett	(818)	593-4880
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue for the three months ended June 30, 2010 was $250,000 compared to the registrant’s revenue for the three months ended June 30, 2009 of $563,841. The registrant did not generate any product sales during the three months ended June 30, 2010. However, the registrant generated $250,000 from license fees during that period. During the corresponding period in 2009, the registrant generated product sales of $545,091 and revenue from license fees, royalties and services of $18,750, for a total of $563,841. Revenues significantly decreased during the second quarter of 2010 compared to the second quarter of 2009 because of the registrant’s inability to manufacture products. The registrant is awaiting completion of two manufacturing facilities.

HealthSport, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2010	By	/s/ Kevin Taheri

Kevin Taheri
Chief Executive Officer